Speaker 1:

I started Morningside PlayCare because I really had this vision of Americans becoming multi-lingual.

Speaker 2:

[Wila 00:01:40] was the first student at Morningside PlayCare and it was the introduction to her Mandarin immersion. And it has really widened her world. She is now in kindergarten. And according to her teachers and previous teacher, she's at the native speaker level. So I think it's been transformational for us and our family.

Speaker 3:

We enrolled our daughter Hera in the program at MPC because my husband and I really valuable multiple languages. And multi-lingual exposure when children are quite young, we think it really helps them with their communication and their development overall. And we thought this was a great opportunity for our daughter to really get exposed to a completely different language.

Speaker 4:

I think that being able to speak a second language really has given Soleil a lot of confidence. I think that based on her personality, she's not afraid to try different things anyway. But just having the confidence of learning such a difficult language and being able to communicate with different people. I definitely think that we've given her the ability to feel like she can do anything that she wants.

Speaker 5:

It's allowed her to meet new friends. We become friends with parents and it's just a great experience for the child and us.

Speaker 2:

And we enrolled Wila at Morningside PlayCare because we really wanted her to have a different lens and just grow a more open mindset. And we thought that Mandarin would be a great idea.

Speaker 3:

We think it really helps them with their communication and their development overall.

Speaker 1:

Our children, after six months, they understand what the teacher's saying. And they don't think it's anything special or different or unusual. They just think teachers teachers speak a different language.